Securities Act File No. 333-190432

Investment Company Act File No. 811-22875

BLUESTONE COMMUNITY DEVELOPMENT FUND

Ticker: BLUCX

September 17, 2021

Supplement to the Prospectus

dated October 23, 2020, as previously supplemented

This Supplement amends the Prospectus of Bluestone Community Development Fund (the “Fund”). It should be retained and read in conjunction with the Prospectus. All capitalized terms not defined herein shall have the same meanings as set forth in the Prospectus.

Effective September 10, 2021, the Fund entered into a secured revolving line of credit facility in the maximum principal amount of $10 million. The Fund may utilize the line of credit facility for investment purposes, to satisfy repurchase requests from shareholders and to otherwise provide the Fund with liquidity.

The disclosure under “Summary of Fund Fees and Expenses” is hereby restated as follows:

SUMMARY OF FUND FEES AND EXPENSES

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Sales Load (as a percentage of offering price)(1)	1.00%

Annual Expenses (as a percentage of net assets attributable to common shares)

Management Fees	1.50%
Interest Payments on Borrowed Funds(2)	0.35%
Other Expenses	1.30%
Total Annual Expenses	3.15%

Less: Fee Waiver and Expense Reimbursement(3)(4)	(0.55)%
Total Annual Expenses (after fee waiver and expense reimbursement) (3)(4)	2.60%

(1)	Investments may be subject to a Sales Charge of up to 1.00%, subject to waiver or adjustment for: (i) affiliates of the Adviser; (ii) certain investors with an established business relationship with the Adviser; (iii) certain investors who purchase shares through an approved broker-dealer selling agent, if the selling agent agrees to waive all or a portion of such Sales Charge for such investors; or (iv) investors with no associated broker-dealer or other financial intermediary who purchase shares directly through the transfer agent. The Sales Charge will be in addition to the subscription price for shares and will not form a part of an investor’s investment in the Fund.

(2)	Effective September 10, 2021, the Fund entered into a secured, revolving line of credit facility in the maximum principal amount of $10 million. “Interest Payments on Borrowed Funds” assumes estimated average borrowings of $5 million and an average cost of borrowing of 3.00%. The actual Interest Payments on Borrowed Funds incurred in the future may be higher or lower.

(3)	Pursuant to an operating expenses limitation agreement between the Adviser and the Fund, the Adviser agreed to waive or reduce its management fees and/or reimburse expenses of the Fund through May 1, 2021 to ensure that total annual expenses (excluding Excluded Expenses) did not exceed 1.75% of the Fund’s average annual net assets. Pursuant to a separate operating expenses limitation agreement between the Adviser and the Fund, the Adviser agreed to waive or reduce its management fees and/or reimburse expenses of the Fund beginning May 2, 2021 until at least October 31, 2021 to ensure that total annual expenses (excluding Excluded Expenses) do not exceed 2.25% of the Fund’s average annual net assets. To the extent the Fund incurs Excluded Expenses, Total Annual Expenses (after fee waiver and expense reimbursement) may be greater than 2.25%. The Adviser is permitted to be reimbursed in any subsequent month in the three-year period from the date of the fee waiver and/or expense reimbursement if the aggregate amount actually paid by the Fund toward operating expenses for such month (taking into account the reimbursement) will not cause the Fund to exceed the lesser of: (a) the expense limitation in effect at the time of the fee waiver and/or expense reimbursement; or (b) the expense limitation in effect at the time of the reimbursement. The Fund’s operating expenses limitation agreements may be terminated only by, or with the consent of, the Board.

(4)	Note that Total Annual Expenses (after fee waiver and expense reimbursement) in the table above does not correlate to the ratio of expenses to average net assets (after waiver) found within the “Financial Highlights” section of this Prospectus because, effective May 2, 2021, the operating expense limitation in effect for the Fund increased from 1.75% to 2.25% of the Fund’s average net assets, and “Interest Payments on Borrowed Funds” has been included.

The purpose of the above table is to assist an investor in understanding the fees and expenses that an investor in the Fund will bear directly or indirectly.

Example

This example is based on the expenses set forth in the table and should not be considered a representation of the Fund’s future expenses. The operating expense limits discussed in the table above are reflected only in the 1 year example below. Actual expenses of the Fund may be higher or lower than those shown.

Example	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return (without a repurchase at end of the period)	$34	$99	$166	$347
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return (with a repurchase at end of the period)	$34	$99	$166	$347

The disclosure in the Prospectus under the section titled “Risks – Leverage Risk” is hereby amended to include the following:

Effect of Leverage

To cover the projected annual interest payments on the borrowings anticipated for the current fiscal year (assuming an average annual interest rate of 3.00% for the entire fiscal year and assuming that the Fund borrows an amount equal to $10 million (the maximum amount available under the revolving line of credit facility as of September 10, 2021), the Fund would need to experience an annual return of 0.69% on its portfolio (including the assets purchased with the assumed leverage) to cover such annual interest.

The following table is designed to illustrate the effect on return to a shareholder of the leverage created by the Fund’s use of borrowing, using the average annual interest rate of 3.00% for the Fund’s current fiscal year, assuming the Fund has used leverage by borrowing $10 million and assuming hypothetical annual returns on the Fund’s portfolio of minus 10% to plus 10%. As can be seen, leverage generally increases the return to shareholders when portfolio return is positive and decreases return when the portfolio return is negative. Actual returns may be greater or less than those appearing in the table.

Assumed Portfolio Return, net of expenses[1]	(10)%	(5)%	0%	5%	10%
Corresponding Return to Shareholders[2]	(13.04)%	(6.87)%	(0.69)%	5.48%	11.66%

1	The Assumed Portfolio Return is required by regulations of the SEC and is not a prediction of, and does not represent, the projected or actual performance of the Fund.
2	In order to compute the Corresponding Return to Shareholders, the Assumed Portfolio Return is multiplied by the total value of the Fund’s assets at the beginning of the Fund’s fiscal year to obtain an assumed return to the Fund. From this amount, all interest accrued during the year is subtracted to determine the return available to shareholders. The return available to shareholders is then divided by the total value of the Fund’s net assets as of the beginning of the fiscal year to determine the Corresponding Return to Shareholders.

Please retain this Supplement for future reference.

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